UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                         KASH N' KARRY FOOD STORES, INC.
 ------------------------------------------------------------------------------

                                (Name of Issuer)

                                  Common Stock
 ------------------------------------------------------------------------------

                         (Title of Class of Securities)


                                    48577P106
                      ------------------------------------

                                 (CUSIP Number)


    Dhananjay M. Pai, PaineWebber Capital Inc., 1285 Avenue of the Americas,
                               New York, NY 10019
------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                              and Communications)


                                December 19, 1996
                      ------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Page 1 of  4 Pages

                                       SCHEDULE 13D


CUSIP No.48577P106                                             Page 2 of 4 Pages


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       PaineWebber Capital Inc.  IRS #13-3261841

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (A) [ ]
                                                                         (B) [X]
3      SEC USE ONLY

4      SOURCE OF FUNDS*

             NA

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION
                                           Delaware

       7               SOLE VOTING POWER  - 0 -

      NUMBER OF
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER   - 0 -


       9              SOLE DISPOSITIVE POWER - 0 -

       10             SHARED DISPOSITIVE POWER - 0 -

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  0%

14     TYPE OF REPORTING PERSON*
                                                 Co




                          Page 2 of  4 Pages

                         Amendment No. 2 to Schedule 13D

                 Name of Issuer: Kash N' Karry Food Stores, Inc.
               Name of Reporting Person: PaineWebber Capital Inc.



          This Amendment No. 2 amends the Schedule 13D (the "Statement") of the Reporting Person, dated April 11, 1996 (March 29, 1996 being the date of the event which required the filing thereof), as amended by Amendment No. 1 thereto, dated November 11, 1996 (October 31, 1996 being the date of the event which required the filing thereof), to the extent set forth herein.

Item 4.   PURPOSE OF TRANSACTION

          The first paragraph of Item 4 of the Statement is amended and restated in its entirety as follows:

          "PWC acquired the Shares on March 29, 1996, as part of its investment program. Pursuant to an Agreement and Plan of Merger, dated as of October 31, 1996 (the "Merger Agreement"), by and among Food Lion, Inc., a North Carolina corporation (the "Parent"), KK Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Parent (the "Sub"), and the Issuer, the Issuer agreed that the Sub would be merged into the Issuer, with the result that the Issuer would become a wholly-owned subsidiary of Parent (the "Merger"). The Merger was consummated on December 19, 1996, and, pursuant to the terms of the Merger, the Shares were converted into the right to receive $26.00 in cash. It is the understanding of PWC that, upon the consummation of the Merger, the Common Stock became eligible for termination of registration under Section 12(g)(4) of the Exchange Act."

Item 5.   INTEREST IN THE SECURITIES OF THE ISSUER

          The following is added as the third paragraph of Item 5 of the
Statement:

          "As a result of the Merger, the Shares were converted into the right to receive $26.00 per share in cash. As a result, as of December 19, 1996, the effective date of the Merger, PWC no longer owned any shares of Common Stock."




                                Page 3 of 4 Pages

                                SIGNATURE


After reasonable inquiry into the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 2 is true, complete and correct.

Date: February 10, 1997


                                    PAINEWEBBER CAPITAL INC.



                                    By: /s/ Dhananjay Pai
                                        -------------------------------
                                        Title: President







                                Page 4 of 4 Pages